UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Following publications in Israel by Electra Ltd. (“Electra”) and Ortam Sahar Engineering Ltd. (“Ortam”) and the reports on Form 6-K dated January 29, 2014 and May 21, 2014 of Ellomay Capital Ltd. (the “Company”), the Company hereby announces the following in connection with the Manara Project (as hereinafter defined):

1.
On November 3, 2014, the Company’s wholly-owned subsidiary, Ellomay Manara (2014) Ltd. (“Ellomay Manara”), acquired 75% of the limited partnership rights in Agira Sheuva Electra, L.P., an Israeli Limited Partnership (the "Partnership") that is promoting a prospective pumped-storage project in the Manara Cliff in Israel (the “Manara Project”) as well as 75% of Chashgal Elyon Ltd. (the "GP"), an Israeli private company, which is the general partner of the Partnership, from Electra, Ortam and certain of the adjacent Kibbutzim. The remaining 25% of the Partnership and the GP are held by Sheva Mizrakot Ltd., an Israeli private company (“Sheva Mizrakot”).

The Company and Ellomay Manara did not pay any consideration upon the acquisition, and undertook to pay certain consideration upon the fulfillment of certain conditions precedent. The Company is not able, at this stage, to assess the probability of such conditions precedent being fulfilled.

2.
On November 3, 2014, Ellomay Manara acquired Ortam’s holdings (50%) in the engineering, procurement and construction contractor of the Manara Project (the “EPC”) and immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. Each of Electra (through its subsidiary) and the Company (together with Ellomay Manara) was granted a one-year put option and call option, respectively, with respect to the acquisition of the entire holdings in the EPC.

3.
According to the various agreements executed, the Company and Ellomay Manara are liable (subject to certain conditions and limitations), jointly and severally, to all the monetary obligations of Ellomay Manara.

The Manara Project was issued a conditional license by the Israeli Public Utilities Authority – Electricity (the "PUA") to operate a pumped storage power plant with a capacity of 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the PUA. The Company and its subsidiaries that are involved in the Manara Project may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project without further liability to the other parties under the aforementioned agreements. The Company shall assess from time to time, whether, when at to what extent it will undertake activities in order to advance the Manara Project. Therefore, the Company believes that the aforementioned acquisitions and transactions are not currently material to the Company.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” and similar expressions or the negative of those terms are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in applicable regulation, changes in the economic conditions, discussions and negotiations with, and fulfillment of undertakings of, Sheva Mizrakot and regulatory approvals, including a new license for the Manara Project. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Kalia Weintraub
Kalia Weintraub
Chief Financial Officer

Dated: November 5, 2014